22003125

SEC Mail Processing

MAR 01 2022

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-52908 |

**ANNUAL REPORTS**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: DINOSAUR FINANAICAL GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

470 PARK AVE SOUTH, 9TH FLOOR S
(No. and Street)

| NEW YORK | N.Y | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Venisha Frith | 212-448-9944 | vfrith@dinogroup.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARKS PANETH LLP
(Name – if individual, state last, first, and middle name)

| 685 THIRD AVE | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 709 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

## OATH OR AFFIRMATION

I, GLENN GROSSMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DINOSAUR FINANAICAL GROUP, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VENISHA R. FRITH
Notary Public, State of New York
No.01FR6073485
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires 4/22/22

Notary Public

Signature:

Title:
Managing Member

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)

DECEMBER 31, 2021

TABLE OF CONTENTS


| | Page |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 1 |
| **Financial Statement:** | |
| Statement of Financial Condition | 2 |
| Notes to the Financial Statement | 3-12 |

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH
ACCOUNTANTS & ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dinosaur Financial Group, LLC
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
New York, New York

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dinosaur Financial Group, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marks Paneth LLP

We have served as the Company's auditor since 2001.

New York, New York
February 28, 2022

Morison KSi
Independent member

# DINOSAUR FINANCIAL GROUP, LLC
**(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 2,329,278 |
| Receivables from clearing firms | | 13,606,560 |
| Securities owned, at fair value | | 20,220,326 |
| Receivables from affiliates | | 4,214,797 |
| Property and equipment - net | | 33,675 |
| Employee loans and advances | | 144,402 |
| Prepaid expenses | | 199,150 |
| Security deposits | | 228,622 |
| Right of use asset | | 365,741 |
| Other assets | | 217,419 |
| **Total assets** | $ | 41,559,970 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Due to clearing firms | $ | 18,329,506 |
| Securities sold short, at fair value | | 9,690,765 |
| Compensation payable | | 701,962 |
| Accounts payable and accrued expenses | | 708,245 |
| Operating lease liability | | 447,252 |
| **Total liabilities** | | 29,877,730 |
| Member's equity | | 11,682,240 |
| **Total liabilities and member's equity** | $ | 41,559,970 |

See notes to the financial statement.

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Dinosaur Financial Group, LLC (the "Company") is a Delaware Limited Liability Company located in New York, New York, with satellite offices in Miami, Florida and Scottsdale, Arizona. The Company is a registered Introducing Broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is also a registered introducing broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), Municipal Securities Rulemaking Board ("MSRB") and the National Association of Securities Dealers Automated Quotations ("NASDAQ"). In February 2022, the Company withdrew membership from NFA and CFTC. Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis and referral fees. The Company clears all customer transactions on a fully disclosed basis through four independent broker dealer clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Dinosaur Group Holdings, LLC ("DGH") is the parent entity and owns a 100% interest in the Company and the following related entities: The Company, DCM Advisors, LLC ("DCM"), Dinosaur Merchant Bank Limited ("DMBL"), which is a London-based securities broker registered with the Financial Services Authority, Dinotech Limited ("DL"), a Cyprus technical service company, and Atlantic International Resources, LLC ("AIR"). DGH also owns a 48% interest in Lisanti Capital Growth, LLC.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of presentation*
The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

*Property and equipment*
Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

*Use of estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

***Revenue recognition***

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("Topic 606") revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. All of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction. During 2021, revenue from contracts with customers earned from performance obligations satisfied during a prior year consisted of trailer commissions of $232,216 from mutual funds, 12B1 fees, and insurance products, which are grouped in other income on the statement of operations.

*Referral Fees*

The Company serves as an agent and refers a variety of brokerage transactions to affiliate DMBL, for which it earns a referral fee. The transaction price for the referral fees is determined by applying an agreed upon computation to all transactions resulting from referrals. The Company receives the referral fee payments from DMBL on a monthly basis based upon referred transactions executed during the month. The Company's performance obligation is satisfied when the referred transaction has been executed.

*Administrative Services*

The Company provides administrative services to certain customers and an affiliate which include, but are not limited to settlement services, facilities, accounting, compliance and computer related services. The transaction price is determined by an agreed upon rate. The revenue is recognized in the month in which the services are provided as that is when the performance obligation has been satisfied. Payments are remitted to the Company no later than one month in arrears.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Revenue recognition** (continued)*

*Fee Income Resulting from Consulting on Asset-Based Lending*
The Company provides consulting services to DMBL in relation to DMBL's matched book repurchase and reverse repurchase lending activities. The transaction price is determined by applying a contracted rate to the funds generated by DMBL from the transactions. The Company's performance obligation is satisfied once the consulting services have been provided. This constitutes the date the loan is initially closed or the date existing loans are rolled over, which is performed on the first day of each month that the loan is still in existence. Payments are typically remitted to the Company at the end of the month in which they are earned.

*Commission Income*
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The transaction price is determined by applying an agreed upon commission rate to the total amount of the transaction. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Payment is remitted to the Company from the respective clearing firm in the month following the activity.

*Net Trading Gains*
The Company records gain or loss from the sale of securities for its own account when realized on trade date. Securities are marked to market with unrealized gains and losses recorded with net trading gains.

*Investment Banking and Private Placement Fees*
The Company generally advises on these transactions and the fees thereon are recognized at the point in time that performance obligations under the arrangement are completed. Fees are paid to the Company once the performance obligation has been fulfilled.

*Interest, Dividends and Other Income*
Revenue from interest and other income are recognized as they are earned.

***Income taxes***
As a single member LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The Member of the Company reports the operations of the Company on their tax return. The Member is subject to the New York City Unincorporated Business Tax ("UBT") on the Company's taxable income.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Uncertain tax positions***

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2018.

***Securities owned and securities sold not yet purchased***

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

***Concentration of credit risk and cash***

Cash and concentration of credit risk consists of deposit accounts principally at one bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. The Company's uninsured amount at December 31, 2021 was $1,920,621. No losses have been incurred to date.

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2021.

***Fair value measurements***

The Company follows the guidance in FASB ASC 820, "Fair Value Measurement." Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Fair Value Measurements** (continued)*

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

*Level 1.* These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

*Level 2.* These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3.* These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

*Leases*

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update was effective for the Company beginning January 1, 2019, and has a Right of use asset and an Operating lease liability payable in the amount of $365,741 and $447,252, respectively, on the statement of financial condition as of December 31, 2021.

Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide implicit rate, we use our incremental borrowing rate based on the information available on commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Credit Losses***
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

## 3. RECEIVABLES FROM CLEARING FIRMS

At December 31, 2021, the balance due from clearing firms consisted of commission receivable in the amount of $757,630 and cash balances in the amount of $12,848,930. Commissions consist of both commissions and mark-ups. The Company owed $18,329,506 in margin balances to one of its clearing firms.

Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

## 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2021:

| | | Estimated Useful Life |
|---|---|---|
| Furniture and fixtures | $ 230,573 | 7 years |
| Less: Accumulated depreciation | 196,898 | |
| | $ 33,675 | |

## 5. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company leases three office spaces under operating leases that expire in 2022.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the leases as operating leases. The Company has based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. The present value of the existing operating lease was determined by using the incremental borrowing rate of 6.5%.

## 5. RIGHT OF USE ASSET AND LEASE LIABILITY *(continued)*

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2021, are as follows:

| Years Ending December 31, | Lease | Less Discount Amount | Total Lease Liability |
|---|---|---|---|
| 2022 | 476,323 | 29,071 | 447,252 |
| | $ 476,323 | $ 29,071 | $ 447,252 |

## 6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b. *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
c. *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets and liabilities required to be measured at fair value on a recurring basis at December 31, 2021:

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Securities owned** | | | | |
| US Government Treasuries | $ 4,613,710 | $ - | $ - | $ 4,613,710 |
| Preferred Stocks | 903,116 | | | 903,116 |
| Certificate of Deposit | | 1,749,738 | - | 1,749,738 |
| Corporate Bonds | | 4,414,848 | - | 4,414,848 |
| Government Sponsored Enterprises | - | 8,428,569 | - | 8,428,569 |
| Oddlots | - | 110,346 | - | 110,346 |
| **Total Investments** | **$ 5,516,826** | **$ 14,703,501** | **$ -** | **$ 20,220,326** |
| **Securities Sold Short** | | | | |
| US Government Treasuries | $ 7,563,435 | $ - | $ - | $ 7,563,435 |
| Corporate Bonds | | 2,125,222 | - | 2,125,222 |
| Oddlots | | 2,108 | | 2,108 |
| **Total Investments** | $ 7,563,435 | $ 2,127,330 | $ - | $ 9,690,765 |

## 6. FAIR VALUE MEASUREMENTS *(continued)*

***Valuation techniques***

***Corporate Bonds***

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. At December 31, 2021, corporate bonds held by the Company are considered Level 2.

***Government***

Government Sponsored Securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2021, Government Sponsored Securities held by the Company are considered Level 2.

***US Government Treasuries***

The fair value of U.S. Treasury bond securities is estimated based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities, and is determined by factors such as interest rate and date to maturity. U.S. Treasury bond securities are considered Level 1 securities.

***Certificates of Deposit***

The fair value of certificates of deposit are based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets, and are determined by factors such as interest rate, date to maturity, and the rating of the bank offering the security. Certificates of deposit are considered Level 2 securities.

***Oddlots***

Oddlots are valued based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets, and are determined by factors such as interest rate, date to maturity, and the rating of the bank offering the security. Oddlots are considered Level 2 securities.

***Preferred Stocks***

Preferred stocks are based on quoted prices in actively traded national markets and valued at the period-end last sales price. Preferred stocks are considered Level 1 securities.

## 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2021, one counterparty accounted for 90% of the Company's receivable from clearing firms balance.

The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells the security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

## 8. COMMITMENTS AND CONTINGENCIES

The Company received loan proceeds in the amount of $1,174,721 under the Paycheck Protection Program ("PPP") in May 2020 from Signature Bank. The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. Per the terms of the PPP, the PPP loan was forgiven by the Small Business Administration ("SBA") on July 1, 2021. Such forgiveness has been included in other income on the statement of operations.

At December 31, 2021, the Company has one class action settlement pending for which the Company reserved $30,000 against possible damages.

## 9. RELATED - PARTY TRANSACTIONS

For the year ended December 31, 2021, the Company earned $4,484,847 in referral fee income under a revenue allocated agreement with DMBL. The Company earned $7,809,423 in consulting fees on asset-based lending through its agreement with DMBL.

At December 31, 2021, the Company allocated $18,000 of rent expense to Atlantic International Resources, LLC and $18,000 to DGH. At December 31, 2021, the Company was owed $625,909 from DMBL; $569,810 from AIR; $1,531,409.12 from DCM and $1,487,670 from DGH. The loans receivables are noninterest-bearing and due on demand. The Company paid $600,000 to AIR for information technology services. In addition, the Company earned $90,000 from DCM for administrative services.

## 10. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $5,247,232, which exceeded the required minimum net capital of $250,000 by $4,997,232. Aggregate indebtedness at December 31, 2021 totaled $1,492,754. The Company's percentage of aggregate indebtedness to net capital was 28.45%.

## 11. RISKS AND UNCERTAINTIES

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the CARES Act was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company. To date, the Company has not experienced any decline in revenues.

## 12. SUBSEQUENT EVENTS

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through February 28, 2022 which is the date that the financial statement were available to be issued.